UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission file number - 001-34045

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Colfax Corporation 401(k) Savings Plan Plus
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Colfax Corporation
420 National Business Parkway, 5th Floor
Annapolis Junction, MD 20701

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Colfax Corporation 401(k) Savings Plan Plus
Annapolis Junction, Maryland

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Colfax Corporation 401(k) Savings Plan Plus (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2014.

Charlotte, North Carolina
June 23, 2021

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019

Assets
Investments, at fair value	$441,328,305	$391,220,855
Receivables:
Employer contributions	392,525	201,745
Notes receivable from participants	5,135,351	5,650,938
Total receivables	5,527,876	5,852,683
Net assets available for benefits	$446,856,181	$397,073,538

See Notes to Financial Statements.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2020

Additions to net assets attributed to:
Contributions:
Participant	$16,160,435
Employer	9,924,987
Rollovers	3,969,459
Total contributions	30,054,881
Net investment income:
Dividends and interest	15,172,518
Net appreciation in fair value of investments	49,369,964
Total net investment income	64,542,482
Interest income from notes receivable from participants	272,549
Total additions	94,869,912

Deductions from net assets attributed to:
Benefits paid to participants	44,832,584
Administrative expenses, net	254,685
Total deductions	45,087,269

Net increase	49,782,643

Net assets available for benefits:
Beginning of plan year	397,073,538
End of plan year	$446,856,181

See Notes to Financial Statements.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the Colfax Corporation 401(k) Savings Plan Plus (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated as of January 1, 2020 (the “2020 Plan Amendment”), is a defined contribution plan covering substantially all employees of Colfax Corporation and participating affiliates (collectively, “Colfax,” the “Company,” or the “Employer”). Non-resident aliens, leased employees, temporary employees who are not 21 years of age and have not completed at least 1,000 hours of service during an eligibility period, and employees not on payroll in the United States of America (the “U.S.”) are not included in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On February 22, 2019, the Company completed the purchase of DJO Global, Inc. (“DJO”). On January 1, 2020, DJO’s existing 401(k) plan (the “DJO 401(k) Plan”) merged with, and into, the Plan (the “Plan Merger”). In order to facilitate and implement the Plan Merger effective January 1, 2020, all of the DJO 401(k) Plan net assets, including investments and participant loans, were transferred to the Plan on December 31, 2019. DJO employees became eligible to participate in the Plan on January 1, 2020.

Contributions

Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Participants are automatically enrolled with a 4% deferral contribution upon attainment of the eligibility requirements unless the Company receives signed written documentation from the participant before this date to do otherwise. Prior to the 2020 Plan Amendment, participants were automatically enrolled with a 2% deferral rate. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants covered under collective bargaining agreements may receive employer nonelective and/or matching contributions based on the terms of their bargaining agreement. For the year ended December 31, 2020, these employer contributions range from 0% to 4% of eligible compensation. For participants under the Plan that are not covered by collective bargaining agreements, the Plan provides for a safe harbor employer match of up to 4% of eligible compensation contributed to the Plan. Discretionary employer contribution rates range from 2% to 4% of eligible compensation for the year ended December 31, 2020, based upon eligibility requirements as detailed in the Plan document. Participants may also contribute amounts representing eligible rollover distributions from other qualified plans. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the investment earnings and losses. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, accounts balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of contributions into various investment options offered by the Plan. As of December 31, 2020, the Plan offered 31 mutual funds, 1 common collective trust fund and Colfax Corporation common stock as investment options for participants.

Vesting

Participants vest immediately in their contributions, safe harbor contributions, and discretionary employer contributions; plus actual earnings thereon. Prior to the 2020 Plan Amendment, vesting in discretionary Employer contributions was based on years of continuous service as follows: 20% vested after two years of services, 40% vested after three years, 60% vested after four years, and 100% vested after five years of service. Different vesting schedules may apply to certain employees as described in the Plan document due to prior Plan provisions.

Forfeited Accounts

As of December 31, 2020 and 2019, forfeited nonvested accounts totaled $152,429 and $100,793, respectively. These amounts will be used to pay administrative expenses or to reduce future Employer contributions. During the year ended December 31, 2020, $479,008 of forfeited nonvested funds were used to reduce Employer contributions.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

Payment of Benefits

Benefits are payable upon retirement at age 65, disability, death, or termination of employment. Hardship withdrawals and in-service withdrawals at age 59 1/2 are also permitted, subject to the provisions in the Plan document and applicable law. Benefits are payable in lump sum or installment payments.

Notes Receivable from Participants

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. For loans to active participants in the Plan, loan terms range from one to five years or up to 15 years for the purchase of a primary residence. Notes receivable from participants are repaid through payroll deductions. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%, which was between 4.25% and 9.50% for outstanding loans at December 31, 2020, and between 3.25% and 9.50% for outstanding loans at December 31, 2019.

Administrative Expenses

Certain expenses of administering the Plan are paid by the Plan through a service based pricing arrangement with the Trustee, Fidelity Management Trust Company. Under this arrangement, revenue paid to the Trustee by mutual funds in which participant accounts are invested is used to pay for Plan services at rates the Company has negotiated with the Trustee. During the year ended December 31, 2020, the Plan received credits from the Trustee in the amount of $50,000 which was used to pay administrative expenses. Revenue credits are presented net in administrative expenses in the Statement of Changes in Net Assets Available for Benefits. Administrative expenses also include member-requested services charged to participant accounts. Investment related expenses are included in Net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. Other professional fees paid by the Plan are discussed further in Note 6, “Related Party and Party-In-Interest Transactions.” Certain other administrative expenses associated with maintaining the Plan may be paid by the Company and are excluded from the financial statements.

Voting Rights

Each participant is entitled to exercise voting rights for shares of Colfax Corporation common stock credited to their account at all times that Colfax shareholders vote. The participant is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee shall vote shares for which it has not received direction in the same proportion as directed shares were voted.

Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”)

On March 27, 2020, the CARES Act was signed into law and, among other things, included several relief provisions available to tax-qualified retirement plans and their participants. Plan management evaluated the relief provisions available to plan participants under the CARES Act and implemented the following provisions:

•Special coronavirus distributions up to $100,000 in 2020
•Elections to defer loan repayments through December 31, 2020
•Suspension of required minimum distributions for 2020

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the U.S. (“GAAP”).

Accounting Guidance Implemented in 2020

In August of 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which was adopted by the Plan as of January 1, 2020. The ASU modifies the disclosure requirements for fair value measurements. The adoption of this standard did not result in any changes to the Plan’s disclosures.

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value. The Plan performs fair value measurements in accordance with FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”). The Colfax Corporation Retirement Plans Committee determines the Plan’s valuation policies, utilizing information provided by the investment advisors and Trustee. See Note 3, “Fair Value Measurements” for further discussion of investment valuation inputs.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

The notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. During the year ended December 31, 2020 there were $291,828 of deemed distributions from the Plan. No allowance for credit losses has been recorded at December 31, 2020 and 2019. Principal and interest are paid through payroll deductions.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the additions and deductions to net assets available for benefits for the periods presented. Actual results may differ from those estimates.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

3. Fair Value Measurements

The Plan performs fair value measurements of financial instruments defining fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan reports its investments at fair value based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level One) and the lowest priority to unobservable inputs (Level Three). The three levels of the fair value hierarchy are described below:

Level One: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level Two: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level Three: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

A summary of the Plan's assets that are measured at fair value for each fair value hierarchy level for the periods presented is as follows:

	December 31, 2020
	Measured at Net Asset Value (1)	Level One	Level Two	Level Three	Total

Colfax Corporation common stock	$—	$1,397,674	$—	$—	$1,397,674
Mutual funds	—	408,942,081	—	—	408,942,081
Common collective trust fund	30,988,550	—	—	—	30,988,550
Total	$30,988,550	$410,339,755	$—	$—	$441,328,305

	December 31, 2019
	Measured at Net Asset Value (1)	Level One	Level Two	Level Three	Total

Colfax Corporation common stock	$—	$1,342,964	$—	$—	$1,342,964
Mutual funds	—	362,407,877	—	—	362,407,877
Common collective trust funds	27,470,014	—	—	—	27,470,014
Total	$27,470,014	$363,750,841	$—	$—	$391,220,855
__________
(1) In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient (the “NAV”) have not been classified in the fair value hierarchy. These investments, consisting of common collective trusts, are valued using the NAV provided by the Trustee. The NAV is based on the underlying investments held by the fund that are traded in an active market, less its liabilities. These investments can be redeemed in the near-term.

There were no transfers in or out of Level One, Two or Three during the year ended December 31, 2020.

The fair value of the investments of the Plan were determined as follows:

Colfax Corporation common stock is valued at the closing price reported on a national securities exchange.

Mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

Investments in the common collective trust fund can be redeemed immediately at the current NAV. The NAV as reported by the Trustee is used as a practical expedient to estimate fair value, which is based on the fair value of the underlying assets in the trust, less its liabilities. The underlying assets of the common collective trust funds include conventional investment contracts, synthetic investment contracts, wrap contracts and other investments. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2020 or 2019.

The objective of the Morley Stable Value Fund, the common collective trust fund held by the Plan, is to provide a low-risk, moderate-yield investment. Withdrawals for benefit payments and participant directed transfers to noncompeting options are made to plan participants promptly, to the extent possible, but within 30 days after notification has been received. The Morley Stable Value Fund reserves the right to delay plan sponsor initiated redemptions for up to 365 days, subject to certain conditions.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
NOTES TO FINANCIAL STATEMENTS – (Continued)

4. Risks and Uncertainties

The Plan provides for investments in various securities that are exposed to risks, such as interest rate, credit and overall volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in future Statements of Net Assets Available for Benefits. As of December 31, 2020 and 2019, three investments, Fidelity Contrafund Class K, Fidelity 500 Index Fund, and Vanguard Target Retirement 2030 Fund Investor Shares, represent approximately 32% and 31%, respectively, of total Net assets available for benefits.

In December 2019, a novel coronavirus disease (“COVID-19”) was first reported in China. On March 11, 2020, due to worldwide spread of the virus, the World Health Organization characterized COVID-19 as a pandemic. The COVID-19 pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. While market conditions have improved, primarily as a result of broadening access of COVID-19 vaccines and gradual relaxing of some government-mandated restrictions, the extent and period of recovery from the COVID-19 outbreak and related economic disruption is still unknown. As a result, losses recognized in future periods, if any, and related impact on the Plan’s liquidity cannot be fully determined at this time.

5. Tax Status

The Plan is a prototype plan of the Trustee which received an opinion letter on March 31, 2014, in which the Internal Revenue Service stated that the form of the Plan document was acceptable under the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that letter. However, the Plan administrator believes that the Plan was designed and has operated in compliance with the applicable requirements of the Internal Revenue Code since the March 31, 2014 opinion letter was received. On February 25, 2021, the Plan received a new determination letter from the Internal Revenue Service, stating the current form Plan document was acceptable under the applicable requirements of the Internal Revenue code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income tax has been included in the Plan's financial statements.

6. Related Party and Party-in-Interest Transactions

Certain Plan investments consist of units of mutual funds managed by affiliates of the Trustee. Plan investments also include Colfax Corporation common stock. Colfax is the administrator of the Plan. Certain fees of administering the Plan are paid to the Trustee by the Plan. For the year ended December 31, 2020, total fees paid to the Trustee were $160,736. Audit fees for the Plan are paid to the independent registered public accounting firm by the Plan. For the year ended December 31, 2020, total fees paid to an independent registered public accounting firm were $32,500. For the year ended December 31, 2020, total fees paid for consultations with an external legal counsel who conducted 401(k) plan document and operations reviews, as well as provided guidance over the Plan Merger, divestiture and acquisition activity, and other non-routine activities within the Plan, were $90,199. For the year ended December 31, 2020, total fees paid for prior plan audit and advisory services were $21,250. These transactions qualify as exempt party-in-interest transactions. Notes receivable from participants also qualify as exempt party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants at the time of the termination will remain fully vested in their accounts.

COLFAX CORPORATION 401(k) SAVINGS PLAN PLUS
EIN: 54-1887631 Plan: 037

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost(1)	Current Value

Colfax Corporation(2)	Common Stock		$1,397,674
American Beacon Small Cap Value Fund Investor Class	Mutual Fund		4,518,713
American Funds New Perspective Fund Class R-4	Mutual Fund		4,465,260
BNY Mellon Global Fixed Income Fund Class Y	Mutual Fund		756,835
Cohen & Steers Institutional Realty Shares	Mutual Fund		1,691,522
Columbia Dividend Income Fund	Mutual Fund		11,231,979
Fidelity Balanced Fund Class K(2)	Mutual Fund		20,399,465
Fidelity Contrafund Class K(2)	Mutual Fund		62,279,404
Fidelity Diversified International Fund Class K(2)	Mutual Fund		15,874,373
Janus Henderson Enterprise Fund Class N	Mutual Fund		18,130,602
Janus Henderson Triton Fund Class I	Mutual Fund		9,115,076
Loomis Sayles Core Plus Bond Fund Class Y	Mutual Fund		13,927,316
Fidelity 500 Index Fund (2)	Mutual Fund		47,779,023
Fidelity Extended Market Index Fund (2)	Mutual Fund		19,003,446
Fidelity Emerging Markets Fund - Class K(2)	Mutual Fund		4,664,310
Fidelity International Index Fund (2)	Mutual Fund		1,551,103
Parnassus Mid Cap Fund Institutional Shares	Mutual Fund		2,440,070
PGIM High Yield Fund- Class R6	Mutual Fund		4,463,473
Vanguard Inflation - Protected Securities Fund Institutional Shares	Mutual Fund		4,399,206
Vanguard Intermediate-Term Bond Index Fund Admiral Shares	Mutual Fund		9,125,949
Vanguard Target Retirement 2015 Fund Investor Shares	Mutual Fund		2,134,714
Vanguard Target Retirement 2020 Fund Investor Shares	Mutual Fund		15,937,534
Vanguard Target Retirement 2025 Fund Investor Shares	Mutual Fund		17,927,954
Vanguard Target Retirement 2030 Fund Investor Shares	Mutual Fund		32,160,279
Vanguard Target Retirement 2035 Fund Investor Shares	Mutual Fund		21,543,122
Vanguard Target Retirement 2040 Fund Investor Shares	Mutual Fund		21,332,721
Vanguard Target Retirement 2045 Fund Investor Shares	Mutual Fund		17,227,719
Vanguard Target Retirement 2050 Fund Investor Shares	Mutual Fund		14,283,408
Vanguard Target Retirement 2055 Fund Investor Shares	Mutual Fund		5,925,886
Vanguard Target Retirement 2060 Fund Investor Shares	Mutual Fund		1,993,920
Vanguard Target Retirement 2065 Fund Investor Shares	Mutual Fund		213,753
Vanguard Target Retirement Income Fund Investor Shares	Mutual Fund		2,443,946
Morley Stable Value Fund	Common Collective Trust		30,988,550
Total investments per Financial Statements			441,328,305

Participant loans(2)(3)	N/A	N/A	5,135,351
			$446,463,656
__________
(1) Cost information is not required for participant-directed investments
(2) A party-in-interest to the plan as defined by ERISA
(3) Maturity dates range from January 2021 to October 2043 and annual interest rates range from 4.25% and 9.50%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant:     Colfax Corporation
        Colfax Corporation 401(k) Savings Plan Plus

By:

/s/ CARLOS CARVALHO	June 23, 2021
Carlos Carvalho Vice President, Finance and Treasurer

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm